Skinbit Inc.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Inception to December 31, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: Skinbit Inc. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of Inception - December 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of inception - December 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 21, 2025

SKINBIT INC.
STATEMENT OF FINANCIAL POSITION

	As of December 31, 2024
ASSETS	
Current Asset:	
Cash & cash equivalents	467
Total Current Asset	467
Non-Current Assets:	-
TOTAL ASSETS	467
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	
Common Stock	8,100
Retained Earnings	(7,633)
TOTAL EQUITY	467
TOTAL LIABILITIES AND EQUITY	467

See Accompanying Notes to these Audited Financial Statements

SKINBIT INC.
STATEMENT OF OPERATIONS

	Period Ended December 31, 2024
Sales	-
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	7,633
Total Operating Expenses	7,633
Total Loss from Operations	(7,633)
Earnings Before Income Taxes, Depreciation, and Amortization	(7,633)
Amortization and Depreciation	-
Net Loss	(7,633)

See Accompanying Notes to these Audited Financial Statements

SKINBIT INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Retained	Total Shareholder's
	# of Shares	$ Amount	Earnings (Deficit)	Equity
Inception	-	-	-	-
Issuance of Common Stock	900	8,100	-	8,100
Net loss	-	-	(7,633)	(7,633)
Ending balance at 12/31/24	900	8,100	(7,633)	467

See Accompanying Notes to these Audited Financial Statements

SKINBIT INC.
STATEMENT OF CASH FLOWS

	Period Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(7,633)
Adjustments to reconcile Net Loss to Net Cash used in operations:	
Amortization and Depreciation	-
Total Adjustments to reconcile Net Loss to Net Cash used in operations	-
Net Cash used in Operating Activities	(7,633)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Common Stock	8,100
Net Cash provided by Financing Activities	8,100
Cash at the beginning of period	-
Net Cash increase for period	467
Cash at end of period	467

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

SkinBit Inc. ("the Company") was incorporated in Delaware on October 7, 2024 and is headquartered in Manhattan Beach, California. The Company is focused on developing a cutting-edge skin cancer detection platform designed to improve early diagnosis and treatment outcome, improving patient care, and expanding access to essential healthcare services.

The Company plans to open its first dermatologic clinic in 2026, leveraging its innovative technology to offer advanced skin cancer detection services. Concurrently, the Company is pursuing FDA approval to expand the platform's availability beyond its own clinics, with the goal of reaching a broader market.

Currently pre-revenue, the Company's revenue model will include direct payments from patients as well as reimbursements from health insurance providers.

To fund the initial phase of development, the Company intends to raise capital through Regulation CF in early 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company was recently incorporated and has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $467 in cash as of December 31, 2024.

General and Administrative Expenses

General and administrative expenses consist of expenses for accounting, legal, consulting and other miscellaneous expenses which are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no short-term or long-term external loans, nor any other trade or non-trade debts, as of December 31, 2024.

NOTE 6 – EQUITY

The Company has authorized 1,000 of common stocks with no par value. 900 shares were issued and outstanding as of December 31, 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 21, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.